Exhibit 99.4

CONSENT OF QUALIFIED PERSON

Daniel Roth, P.E.

M3 Engineering & Technology Corporation

2051 W. Sunset Road, Ste. 101

Tucson, Arizona. 85704

Telephone: 520-293-1488

I, Daniel Roth, P.E., consent to the public filing of the Technical Report titled “Escobal Mine Guatemala NI 43-101 Feasibility Study” and dated November 5, 2014 (the “Technical Report”) by Tahoe Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the News Release entitled, “Tahoe Resources Announces Escobal Mineral Reserves,” dated November 5, 2014.

I certify that I have read the aforementioned News Release filed by Tahoe Resources Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 5 November 2014.

/s/ Daniel Roth
Signature of Qualified Person

Daniel Roth
Print name of Qualified Person